EXHIBIT 1

FOR IMMEDIATE RELEASE

WILLIAMS COMMENTS ON GLASS, LEWIS
REPORT GIVING POST PROPERTIES "F" GRADE

ATLANTA - May 18, 2004 - John A. Williams, founder, director and largest individual shareholder of Post Properties (NYSE: PPS), today commented on the analysis by the respected independent proxy advisory service, Glass, Lewis & Co., which reviews compensation arrangements and benchmarks a company on a "pay-for-performance" basis against groups of peer companies. As of May 12, 2004, of the 98 REITs where Glass, Lewis rated "pay-for-performance", Post Properties was one of only five companies to receive the lowest grade of an "F" and the only multi-family REIT to receive such a grade.

Mr. Williams said, "We note that Glass, Lewis recognized that Post Properties' non-executive Chairman 'appears to be receiving an outsized portion of the overall director pay pool' and that they 'are surprised by the magnitude of the compensation to Mr. Goddard.'"

Mr. Williams continued, "However, we are disappointed with the Glass, Lewis recommendation on Shareholder Proposal 3. Shareholder Proposal 3 is about good corporate governance. We urge all shareholders to act now and vote FOR Shareholder Proposal 3, which will provide greater transparency with respect to compensation paid to directors and give shareholders a voice in making that determination. This shareholder proposal is based on the same philosophy as the Glass, Lewis "pay-for-performance" review. Additionally, Shareholder Proposal 3 holds directors accountable for poor performance by requiring annual shareholder approval for directors' compensation, an important concept that is already commonly practiced in the U.K. and widely followed throughout Europe. Shareholder Proposal 3 is a good idea whose time has come for shareholders in the U.S.," concluded Mr. Williams.

Further information about Shareholder Proposal 3 can be found at www.postshareholders.com. If you have questions or need assistance in voting, please feel free to call MacKenzie Partners, Inc. at (800) 322-2885.

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Contacts:
Lawrence Dennedy/Bob Marese
MacKenzie Partners, Inc.
Tel: (800) 322-2885